VK 3-18-04

04016050

A+J 3-17-04

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL RECEIVED PROCESSING SECTION MAR - 2 2004 WASH. DC 158

SEC FILE NUMBER
8- 52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, 21st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Tucker 212 461 2282
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rob Granieri swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Capital LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

M. R.

Title

Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 03-24-2007

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

JANE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

JANE STREET CAPITAL, LLC

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (a wholly owned subsidiary of Henry Capital, LLC) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

JANE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 370,681
Securities Owned, at market value	614,280,571
Other Assets	1,402,869
Total Assets	$616,054,121
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$550,285,415
Due to broker	31,212,630
Due to Parent	1,619,941
Accrued expenses and other liabilities	557,925
Total liabilities	583,675,911
Member's Equity	32,378,210
Total Liabilities and Member's Equity	$616,054,121

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Jane Street Capital, LLC (the "Company"), a wholly owned subsidiary of Henry Capital, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company is a member of the American Stock Exchange and the Chicago Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, not yet purchased, by the Company are valued at their prevailing market prices. Foreign securities, which are convertible into U.S.-dollar-denominated securities, are valued at parity with the U.S.-dollar-denominated securities. All resulting unrealized gains and losses are reflected in Member's equity.

The foreign securities have been converted into U.S. dollars at the rate reflected as of December 31, 2003. Gains or losses resulting from foreign currency translations are included in Member's equity.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the individual Member.

3. DUE TO BROKER AND CREDIT RISK:

The clearing and depository operations for the Company's securities transactions are provided by one broker. For financial statement purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2003, substantially all of the securities owned and the amount due to broker reflected in the statement of financial condition are positions carried by and amounts due to this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include domestic and foreign obligations arising from securities sold, not yet purchased.

4. RELATED PARTY TRANSACTIONS:

The Company's Parent provides administrative services and pays certain operating expenses on behalf of the Company. At December 31, 2003, the amount due to Parent was primarily the result of salaries and bonuses.

Included in accrued expenses and other liabilities is $326,650, which the Company owes to an affiliate for the transfer of a commodity exchange membership.

5. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $6,987,948, which exceeded the requirement of $145,191 by $6,842,757.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's core trading positions involve securities traded in two different markets simultaneously. The security trading in one of these markets is generally a derivative of the security trading in the other market. In addition, the Company's activities include the purchase and sale of stock and index options, futures and forward currency contracts. The writing of options as well as the use of futures and forward currency contracts involve elements of market risk in excess of the amounts recognized in the statement of financial condition. Substantially all of the options are traded on national exchanges. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All derivative positions are reported in the accompanying statement of financial condition at market value or open trade equity and any unrealized gains or losses are reflected in Member's equity.

7. COMMITMENTS AND CONTINGENCIES:

At December 31, 2003, the Company is obligated under two noncancelable operating leases for office space expiring in November 2006 and April 2009. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,	
2004	$ 382,051
2005	389,833
2006	413,902
2007	358,111
Thereafter	737,851
	$2,281,748

JANE STREET CAPITAL, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Jane Street Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Jane Street Capital, LLC (the "Company") (a wholly owned subsidiary of Henry Capital, LLC) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Jane Street Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the American Stock Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2004